GREAT CHINA MANIA HOLDINGS, INC.

Rm. 1902, 19/F Kodak House II

321 Java Road, North Point

Hong Kong

November 5, 2014

John Dana Brown

Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Great China Mania Holdings, Inc.

Pre-effective Amendment 3 to Registration Statement on Form S-1

Filed November 5, 2014

File No. 333-198211

Dear Mr. Brown:

Below are Great China Mania Holdings, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated October 30, 2014.  On November 5, 2014, we transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form S-1.

General

1. We note your disclosure in your Form 8-K filed on October 9, 2014 regarding the material agreement you entered into with Bong Kok Hoong related to the establishment of two joint venture subsidiaries. In an appropriate section of your prospectus, please describe the material terms of such agreement. In addition please file the agreement as an exhibit to your registration statement or tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K. Similarly, please describe the material terms of your agreement entered into with Darren Kong and file such agreement as an exhibit to your registration statement or tell us why this is not required.

We have amended the disclosure to provide the appropriate disclosure.  In addition, we have filed as exhibits both agreements with conformed signatures of the parties to the agreements.  Disclosure in our General Description of  Current Business now reads as follows:

“GMEC is an artist management and entertainment company headquartered in Hong Kong with talent located all over Asia. GMEC’s major business concentrations include artist management, event management, movie production, movie distribution, movie acquisition, music publishing, TV series production, show business and merchandising licensing. GMEC has built a trusted brand in the entertainment industry that creates high-quality commercial entertainment. GMEC’s businesses are geographically diverse throughout Hong Kong, China and other Asia-Pacific countries. GMEC has appointed sales representatives in Beijing (China), Guangzhou (China) and Malaysia to expand and manage our business coverage.

GMEC consists of two main business segments: 1) GMEH, an artist management company and 2) GMED, a movie production, distribution and acquisition company. Since 2013, GMEC has participated in movie production and distribution for the action movie named “Kick Ass Girls”. In order to manage the movie business efficiently and effectively, GMEC established a new business unit, GMED, to focus on the operations of movie-related businesses. On January 14, 2014, to synergize with and leverage on GMEC’s existing businesses, GMEC entered into an agreement with C&M Film Workshop Limited (“C&M”). According to the agreement, GMEC acquired from C&M all of its overseas distribution agreements giving GMEC the rights to distribute movies overseas. To maintain the continuous growth of the movie business, GMEC has also engaged Mr. Charlie Wong, a movie producer and distributor in Hong Kong, to head the new business unit over the next 5 years.

To capture the growing opportunities of artist management and movie business in the region, GMEC has positioned GMEH and GMED as its main business segments.  Our subsidiary 3A Pictures Limited F/K/A Number 5 Asia Management Limited will concentrate its efforts on establishing a consortium of investors for investment in the production of motion pictures.  As of the date of this filing we are in very preliminary talks with various companies however there have been no commitments of any type for this subsidiary and its goal.  This subsidiary has had no revenue as 3A Pictures Limited F/K/A Number 5 Asia Management Limited.

On October 8, 2014, GMEC entered into a shareholder agreement with an individual, Bong Kok Hoong, to form two joint venture subsidiaries; one in Malaysia and one in Hong Kong in the field of film casting, model management, model scouting and event management. Under the terms of this agreement, the Company will own 51% of each of the subsidiary’s common stock. Bong Kok Hoong will invest approximately USD $490,000 of capital into the two subsidiaries and the Company will license its trademark to the subsidiaries for the rights to advertise and execute their services using the GMEC trademark.

On October 14, 2014, GMEC entered into a shareholder agreement with an individual, Darren Kong, to form two joint venture subsidiaries; one in Shanghai and one in Sydney, Australia in the field of model management, model scouting and event management. Under the terms of this agreement, the Company will own 51% of each subsidiary’s common stock. Darren Kong will invest approximately USD $59,000 of capital into the two subsidiaries and the Company will license its trademark to the subsidiaries for the rights to advertise and execute their services using the GMEC trademark.

Copies of the agreements with Bong Kok Hoong and Darren Kong have previously been filed as exhibits to the announcements filed by the company on Form 8-K on October 9, 2014 and October 16, 2014 respectively.  To provide full and current disclosure we have attached and filed as exhibits copies of both agreements.”

Description of Business, page 15

Products and Services, page 16

2.

We note your response to our prior comment 12 that you “have received no revenue from the appearance of any of [your] talent in movies” and that “[i]n the future, [you] will negotiate payment for the appearance of [your] talent in films, music and promotional events.” Please specify whether, pursuant to your current agreements with each of the artists you manage, you earn an agency fee for any appearances in television, for the artist’s participation in music production, for artist related merchandising and/or for the artist’s participation in promotional events, including work as a spokesperson. In addition, in your Movie Participation, TV Series Participation, Promotional Events, Spokesperson, Artist Related Merchandising and Music and Record Productions sections on page 17, please state whether you earned any agency fees for the activities listed in each section. Also, disclose whether you received any revenues from the “institutional clients” listed on page 18 and 19, describe how you earn revenue from such clients and disclose whether you currently have any “institutional clients.”

For clarity of our disclosure we have provided a lengthy discussion that provided the disclosure requested under comments 2 and 4.  Our discussion now reads as follows for our disclosure under Movie Projects.

“Since GMED has just entered into the movie production business segment it did not receive any revenues from the production of or participation in the production of the movies Kick Ass Girls and Girls Police Academy scheduled for showing in the fourth quarter of 2014.  To date the revenues the Company (our subsidiary GMEH) has earned from the movies "Kick Ass Girls" and "Girls Police Academy" are from the artist fee for the artists' participation in these movies. The artist fees are the sole revenue we have earned from these movies.  In the future, we hope to earn revenue from distribution of the movie "Girls Police Academy". We cannot ascertain the amount we will receive as this movie has not finished production and is not yet being distributed.

GMEH earned an agency fee for our talent appearing in the movies Kick Ass Girls and Girls Police Academy.  We have earned an agency fee of $108,360 USD for our talent appearing in the movie Kick Ass Girls.  The movie Girls Police Academy is still in production however our talent has earned agency fees of approximately $38,750 to date.  As production continues we hope to earn additional agency fees from the appearance of our talent in this movie.

Upon completion of the movie we will try to negotiate distribution rights from the owner of the movie.

Our subsidiary GMEH did earn agency fees for its artists' appearances in movie participation, TV series participation, promotional events, working as a spokesperson, artist related merchandising and music events.

GMEH has earned agency fees through artists' incomes for the activities listed below:

Movie Participation

“Kick Ass Girls” By Chrissie Chau, Cheuk Wan Chi, Hidy Yu and Dada Lo

“Journey to The West”  by Chrissie Chau

“Mr. & Mrs. Player” by Chrissie Chau

“Break Up 100” by Chrissie Chau

“Lan Kwai Fong 3” by Jeana Ho

“May We Chat” by Kabby Hui

TV Series Participation

“'X-Girls” By Chrissie Chau

Promotional Events

Opening Ceremony of Kowloon Watch Co. at i-Square by Chrissie Chau

Hong Kong Jockey Club Racing Specialist by Chrissie Chau

San Miguel Light Beer Promotion event by Chrissie Chau

San Miguel Light Beer Promotion event by Jeana Ho and Mia Chan

Comedy show “One night Stand” by Cheuk Wan Chi

In 2014 Chrissie Chau has been a part of the Giordano and Timberland promotions in Hong Kong.

Spokesperson

Chrissie Chau was chosen as the spokesperson of Hong Kong's largest electronics retailers Citylink.

Chrissie Chau was chosen as the spokesperson of “LA MIU” a brand of women’s underwear and consumer goods in China.

Chrissie Chau was chosen as the sole spokesperson of Kentucky Fried Chicken (KFC) and its signature “Japanese Burger” in Hong Kong.

Cheuk Wan Chi was chosen as the spokesperson of the energy drink “Shark” in Hong Kong.

Artist Related Merchandising

Our artist, Chrissie Chau, earned an artist fee (agency fee) for being the spokesperson of the crossover women’s underwear products.

A crossover series of women’s underwear named “Chrissie Series” by Chrissie Chau and “LA MIU” a women’s underwear brand was launched.  These products were launched in 2011 and the product sales agreements terminated in June of 2014.

GMEH has also earned agency fees through its artists' for participation in and being the spokespersons for institutional clients. The selected list of institutional clients of GMEH in 2013 included:

1.

KFC

In May of 2013, Chrissie Chau was chosen as the spokesperson of KFC and its signature "Japanese Burger" in Hong Kong. The artist agency fee for working as KFC’s spokesperson was approximately $10,300 USD.

2.

Bossini

From January through June of 2013 Chrissie Chau was the spokesperson of fashion brand Bossini in Hong Kong. The artist agency fee as Bossini’s spokesperson was approximately $25,800 USD.

3.

LA MIU

From January of 2011 to June of 2014 Chrissie Chau was the sole spokesperson of the women’s underwear brand LA MIU, in China. The artist agency fee as LA MIU’s spokesperson during the period was approximately $556,000 USD.

4.

Giordano

From February to April of 2014 Chrissie Chau was chosen as the spokesperson of fashion brand Giordano in Hong Kong. The artist agency fee for working as Giordano’s spokesperson was approximately $11,600 USD.

5.

Citylink

From January of 2013 to December of 2014, Chrissie Chau is the spokesperson of Citylink. The artist agency fee as Citylink’s spokesperson during the period is estimated at approximately $58,000 USD.

6.

Funamedia

In 2013, Chrissie Chau participated in a TV-series in China for Funamedia. The artist agency fee for participating in this TV-series was approximately $71,400 USD.

7.

Mega-Vision Pictures Limited

In 2014, our artist Dominic Ho has participated in a movie for Mega-Vision Pictures Limited. The artist income for participating in this movie was approximately $14,800 USD.

8.

China 3D Digital Entertainment Limited

In 2014, Chrissie Chau has signed a movie contract for 12 movies with China 3D Digital Entertainment Limited.  Our subsidiary GMEH has received an agency fee of $420,000 USD as an initial deposit for the appearance of Ms. Chau in these movies.

Currently, our institutional clients are as follow:

1. Citylink

2. Mega-Vision Pictures Limited

3. China 3D Digital Entertainment Limited

4. XJT Healthy Life Group Limited

During 2014 - 2015, Chrissie Chau will be the spokesperson of XJT Healthy Life Group Limited in China. The artist agency fee for her appearing as the spokesperson XJT Healthy Life Group Limited during the period is estimated at approximately $103,000 USD. This revenue will be recorded through our subsidiary GMEH.”

GMED, Page 18

Movie Distribution, page 18

3.

We note your response to our prior comment 15. Please describe your “relationship with Golden Screen Cinemas Sdn Bld,” including whether you have a distribution agreement with Golden Screen Cinemas Sdn Bhd and, if you do, how you earn revenues pursuant to the agreement. Please also file the agreement as an exhibit or tell us why it is not a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

We have amended our disclosure to provide the following for clarity.

“The Company has not signed any agreements with Golden Screen. In 2013 we developed the business relationship with Golden Screen’s management through our Malaysia subsidiary partner’s connection.

In the future GMED hopes to cooperate and enter into agreement with Golden Screen on a movie-by-movie basis, by licensing our movies’ rights to Golden Screen to distribute our movies in Malaysia. Through licensing the movies’ rights GMED will be able to share a certain percentage of movie’s box office receipts with Golden Screen.”

Movie Projects in 2013 and 2014, page 18

4.

We note your response to our prior comment 17. Please clarify here whether you have or will earn any revenues in connection with “Kick Ass Girls” and “Girls Police Academy,” and, if you have earned revenues or expect to earn revenues in connection with these movies, please specify whether such revenues have or will be earned due to the distribution of such movies or for supplying talent for the movies. In addition, please disclose the amount of any revenues earned in connection with “Kick Ass Girls” and “Girls Police Academy.”

Please see the disclosure provided under comment 2.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/KWONG KWAN YIN ROY

Kwong Kwan Yin Roy

President